Morgan, Lewis & Bockius c/o Suites 1902-09, 19th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Direct: +852.3551.8500 Fax: +852.3006.4346 www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

September 2, 2022

VIA EDGAR

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 1895597)
Registration Statement on Form F-1 (File No. 333-265756)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range of the proposed offering and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or about September 8, 2022, and requests that the Staff declare the effectiveness of the Registration Statement on or about September 19, 2022, subject to market condition. The Company will file the acceleration request in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Abu Dhabi    Almaty    Beijing    Boston    Brussels    Century City    Chicago    Dallas    Dubai    Frankfurt    Hartford    Hong Kong    Houston    London

Los Angeles    Miami    New York    Nur-Sultan    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Seattle

Shanghai    Silicon Valley    Singapore    Tokyo    Washington, DC    Wilmington

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited
Chaowei Yan, Chief Financial Officer, Intchains Group Limited
Mr. Howard Leung, Mazars USA LLP
Mr. Lawrence Venick, Loeb & Loeb LLP
Ms. Louise L. Liu, Morgan, Lewis & Bockius